TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(in millions of Canadian dollars except per share amounts)

	3 months ended Sept. 30		9 months ended Sept. 30
	Unaudited		Unaudited
	2006	2005	2006	2005
		(Restated, Note 1)	(Restated, Note 1)
Revenues	$684.0	$722.9	$2,016.7	$2,028.4
Trading purchases	(28.0)	(45.3)	(91.1)	(135.2)
Fuel and purchased power	(302.1)	(308.2)	(838.6)	(826.5)
Gross margin	353.9	369.4	1,087.0	1,066.7
Operations, maintenance and administration	147.2	161.8	435.7	444.0
Depreciation and amortization	103.6	86.1	307.4	268.1
Taxes, other than income taxes	4.9	5.1	16.0	16.5
Operating expenses	255.7	253.0	759.1	728.6
Operating income	98.2	116.4	327.9	338.1
Foreign exchange gain	3.0	1.5	1.2	1.9
Net interest expense (Note 5)	(47.6)	(49.0)	(126.1)	(148.2)
Equity (loss)/income	(1.4)	(2.1)	(0.4)	0.1
Earnings before non-controlling interests and income taxes	52.2	66.8	202.6	191.9
Non-controlling interests	13.2	13.0	36.1	37.2
Earnings before income taxes	39.0	53.8	166.5	154.7
Income tax expense (recovery)	3.7	2.6	(24.4)	28.3
Net earnings	35.3	51.2	190.9	126.4
Common share dividends	(50.4)	(49.4)	(150.4)	(147.3)
Retained earnings
Opening balance	921.7	854.0	866.1	876.7
Closing balance	$906.6	$855.8	$906.6	$855.8
Weighted average common shares outstanding in the period	201.1	195.3	200.4	196.3
Basic and diluted earnings per share
Net earnings	$0.18	$0.26	$0.95	$0.64

See accompanying notes.

TRANSALTA CORPORATION / Q3 2006   1

TRANSALTA CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)

	3 months ended Sept. 30		9 months ended Sept. 30
	Unaudited		Unaudited
	2006	2005	2006	2005
	(Restated, Note 1)		(Restated, Note 1)
Operating activities
Net earnings	$35.3	$51.2	$190.9	$126.4
Depreciation and amortization (Note 11)	111.5	92.3	328.9	290.8
Non-controlling interests	13.2	13.0	36.1	37.2
Asset retirement obligation accretion (Note 6)	5.5	4.9	16.5	15.2
Future income taxes	(15.8)	11.5	(53.1)	11.0
Asset retirement obligation costs settled (Note 6)	(17.2)	(15.6)	(19.0)	(21.0)
Foreign exchange gain	(3.0)	(1.5)	(1.2)	(1.9)
Equity (loss)/income	1.4	2.1	0.4	(0.1)
Other non-cash items	(0.1)	1.6	1.6	(13.1)
	130.8	159.5	501.1	444.5
Change in non-cash operating working capital balances	14.0	(11.0)	(89.2)	(36.6)
Cash flow from operating activities	144.8	148.5	411.9	407.9
Investing activities
Additions to property, plant and equipment	(66.2)	(77.0)	(164.1)	(222.3)
Proceeds on sale of property, plant and equipment	11.1	1.6	20.3	1.6
Equity investment	(18.7)	31.8	(10.5)	14.9
Restricted cash	0.6	(9.3)	(0.2)	(4.7)
Acquisitions (Note 2)	-	-	(1.2)	-
Realized foreign exchange (loss) gain on net investments	(3.9)	79.9	60.7	83.2
Proceeds on sale of long-term investments	-	-	3.0	-
Deferred charges and other	1.0	0.7	(1.1)	-
Cash flow (used in) from investing activities	(76.1)	27.7	(93.1)	(127.3)
Financing activities
Increase (repayment) in short-term debt	37.8	(92.0)	124.1	139.7
Repayment of long-term debt	(11.6)	(18.2)	(283.8)	(40.1)
Dividends on common shares	(34.1)	(61.2)	(100.1)	(96.8)
Redemption of preferred securities	-	-	-	(300.0)
Net proceeds on issuance of common shares (Note 8)	2.5	5.4	8.5	13.4
Distributions to subsidiaries' non-controlling interests	(18.0)	(17.8)	(52.1)	(53.4)
Deferred financing charges and other	-	(9.8)	-	-
(Increase) reduction in advance to TransAlta Power	(1.8)	13.2	1.0	13.2
Cash flow used in financing activities	(25.2)	(180.4)	(302.4)	(324.0)
Cash flow provided by (used in) operating, investing and financing activities	43.6	(4.2)	16.4	(43.4)
Effect of translation on foreign currency cash	0.3	1.9	3.1	(1.8)
Increase (decrease) in cash and cash equivalents	43.8	(2.3)	19.5	(45.2)
Cash and cash equivalents, beginning of period	55.0	58.3	79.3	101.2
Cash and cash equivalents, end of period	$98.8	$56.0	$98.8	$56.0
Cash taxes paid	$(1.0)	$13.2	$23.1	$31.7
Cash interest paid	$24.7	$38.7	$113.4	$136.0

See accompanying notes.

2   TRANSALTA CORPORATION / Q3 2006

TRANSALTA CORPORATION
CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)	Sept. 30	Dec. 31
(Unaudited)	2006	2005
		(Restated, Note 1)
ASSETS
Current assets
Cash and cash equivalents	$98.8	$79.3
Accounts receivable	459.5	593.4
Prepaid expenses	22.4	9.8
Price risk management assets (Note 3)	64.8	63.8
Future income tax assets	36.3	26.6
Income taxes receivable	49.6	48.8
Inventory	114.3	23.1
Current portion of other assets	7.6	10.9
	853.3	855.7
Restricted cash	6.3	6.3
Investments	422.5	414.3
Long-term receivables (Note 6)	31.6	-
Property, plant and equipment
Cost	8,389.6	8,411.8
Accumulated depreciation	(2,999.0)	(2,860.2)
	5,390.6	5,551.6
Goodwill	134.7	137.6
Intangible assets	292.7	343.7
Future income tax assets	172.8	170.1
Price risk management assets (Note 3)	12.3	13.8
Other assets	171.2	200.0
Total Assets	$7,488.0	$7,693.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	$138.2	$13.1
Accounts payable and accrued liabilities	460.5	590.3
Price risk management liabilities(Note 3)	60.6	58.3
Income taxes payable	17.0	13.8
Future income tax liabilities	-	18.2
Dividends payable	51.2	50.5
Deferred credits and other current liabilities(Note 6)	31.7	33.8
Current portion of long-term debt - recourse (Note 5)	104.9	354.2
Current portion of long-term debt - non-recourse (Note 5)	42.9	42.2
	907.0	1,174.4
Long-term debt - recourse (Note 5)	1,868.9	1,887.0
Long-term debt - non-recourse (Note 5)	280.6	321.6
Preferred securities (Note 5)	175.0	175.0
Deferred credits and other long-term liabilities (Note 6)	392.6	332.1
Future income tax liabilities	719.7	738.8
Price risk management liabilities (Note 3)	4.3	8.6
Non-controlling interests	541.3	558.6
Common shareholders' equity
Common shares(Note 8)	1,761.0	1,697.9
Retained earnings	906.6	866.1
Cumulative translation adjustment	(69.0)	(67.0)
	2,598.6	2,497.0
Total liabilities and shareholders' equity	$7,488.0	$7,693.1
Contingencies (Note 4 and 9)
Commitments (Notes 9 and 10)

See accompanying notes.

TRANSALTA CORPORATION / Q3 2006   3

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

1.

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (TransAlta or the corporation) annual consolidated financial statements.  Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs.  Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market.  Margins are also typically increased in the second quarter due to increased hydro production resulting from spring run-off and rainfall in the Canadian and U.S. markets.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as those used in the corporation’s most recent annual consolidated financial statements, except as explained below.

Change in Accounting Policy

Effective Jan. 1, 2006, TransAlta early adopted the Canadian Institute of Chartered Accountants’ (CICA) Emerging Issues Committee Abstract 160 (EIC-160) Stripping Costs Incurred in the Production of a Mining Operation. Under EIC-160, stripping costs to remove overburden and waste materials to access mineral deposits should be accounted for as variable production costs during the period that the stripping costs are incurred. Previously, a portion of the stripping costs would have been carried forward to future periods as part of inventory or prepaid expenses.

The corporation has considered costs incurred during 2005 and previous years, which meet the definition of stripping costs under EIC-160. Factors considered in the analysis include stripping costs, tons of coal produced, and whether the stripping costs could be capitalized.

As a result of this review, the corporation determined that costs incurred during 2005 and previous years did meet the definition of stripping costs under EIC-160 and therefore stripping costs have been accounted for as period costs. Prior periods have been restated to reflect this change in accounting policy.  The year-to-date after tax impact of the adjustment was $2.2 million ($0.02 per common share).  Prepaid assets and inventory were reduced by $66.0 million and $4.6 million, respectively.

Fixed Assets

During the first quarter, there was a change in the amortization period of the Ottawa, Mississauga, Windsor, Fort Saskatchewan and Meridian plants. Previously, these plants were being amortized using the units of production method over the life of the plants.  After reviewing the estimated useful life and considering the uncertainty for the plants’ operations beyond the terms of the current sales contracts, we determined that it was more reasonable to allocate the remaining net book value of the plants on a straight line basis over the remaining term of the respective contracts.  For the year ended Dec. 31, 2006 the amortization related to the Ottawa, Mississauga, Windsor, Fort Saskatchewan and Meridian plants is expected to be approximately $15 million higher due to the revised amortization period.

New Accounting Pronouncement

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 is intended to provide a single model to address accounting for uncertain tax positions.  FIN 48 provides a recognition threshold and measurement attribute for financial statement recognition and

4   TRANSALTA CORPORATION / Q3 2006

measurement for tax positions taken or expected to be taken in a tax return. Further, clarification on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition is provided. The guidance in FIN 48 is effective for fiscal years beginning after Dec. 31, 2006. The corporation will adopt FIN 48 as of Jan. 1, 2007, as required. The corporation is currently evaluating the impact of adopting FIN 48 on its consolidated balance sheets and consolidated statements of earnings and retained earnings.

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards which are effective for interim and annual financial statements relating to fiscal years beginning on or after Oct. 1, 2006. These new standards include Section 1530, Comprehensive Income, Section, 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. As of Sept. 30, 2006, the impact of implementing the new standards is being evaluated.

2.

ACQUISITION

On Feb. 17, 2006, the corporation acquired a 50 per cent ownership in Wailuku River Hydroelectric L.P. (Wailuku) for USD$1.0 million (CAD$1.2 million). The acquisition is accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The financial operations of Wailuku have been proportionately consolidated with those of TransAlta.

Net assets acquired at assigned values:
Working capital, including cash of $0.3 million	$(2.7)
Property, plant and equipment	26.2
Long-term debt, including current portion	(22.3)
Total	$1.2
Consideration:
Cash	$1.2

3.

PRICE RISK MANAGEMENT ASSETS AND LIABILITIES

In compliance with FASB EITF 03-11, Reporting Realized Gains and Losses on Derivative Instruments that are Subject to FASB Statement 133 Accounting for Derivative Instruments and Hedging Activities and Not Held for Trading Purposes as defined in Issue No. 02-3, we have concluded that energy trading contracts settled in the real-time physical markets meet the definition of derivative contracts held for delivery and therefore revenues from these contracts are reported on a gross basis (trading revenues and trading purchases are shown separately) in the consolidated statement of earnings.  Revenues therefore are a combination of real-time physical trading revenues in addition to net revenues associated with all other Energy Trading activities.

In accordance with EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, physical transmission and physical gas in storage are accounted for using accrual accounting.  Forward power and gas positions utilizing these physical assets are accounted for on a mark-to-market basis. While the values attributed to the physical assets relative to the value of the forward positions economically offset, some unrealized earnings exposure may result in the interim period prior to settlement.

The following table illustrates movements in the fair value of the corporation’s net price risk management assets separately by source of valuation during the nine months ended Sept. 30, 2006:

Change in fair value of net assets	Mark to Market	Mark to Model	Total
Net price risk management assets outstanding at Dec. 31, 2005	$7.4	$3.3	$10.7
Contracts realized, amortized or settled during the period	(5.3)	(4.8)	(10.1)
Changes in values attributable to market price and other market changes	(5.7)	1.5	(4.2)
New contracts entered into during the current calendar year	14.6	1.2	15.8
Net price risk management assets outstanding at Sept. 30, 2006	$11.0	$1.2	$12.2

TRANSALTA CORPORATION / Q3 2006   5

The anticipated timing of settlement of the above contracts over each of the next five calendar years and thereafter are as follows:

						2011 and
	2006	2007	2008	2009	2010	thereafter	Total
Prices actively quoted	$3.1	$1.3	$3.9	$1.8	$0.9	$-	$11.0
Prices based on models	(0.8)	0.9	1.0	0.1	-	-	1.2
	$2.3	$2.2	$4.9	$1.9	$0.9	$-	$12.2

The carrying and fair value of energy trading assets and liabilities included on the consolidated balance sheets are as follows:

Balance Sheet	Sept. 30, 2006	Dec. 31, 2005
Price risk management assets
- Current	$64.8	$63.8
- Long-term	12.3	13.8
Price risk management liabilities
- Current	(60.6)	(58.3)
- Long-term	(4.3)	(8.6)
Net price risk management assets outstanding	$12.2	$10.7

As of Sept. 30, 2006, TransAlta had recorded $3.0 million on the consolidated balance sheet as prepaid physical transmission.  The corporation’s trading positions at Sept. 30, 2006 and Dec. 31, 2005 were as follows:

	Electricity	Natural Gas
Units (000s)	(MWh)	(GJ)
Fixed price payor, notional amounts, Sept. 30, 2006	18,944	25,418
Fixed price payor, notional amounts, Dec. 31, 2005	19,315	11,126

Fixed price receiver, notional amounts, Sept. 30, 2006	21,095	33,934
Fixed price receiver, notional amounts, Dec. 31, 2005	19,047	12,158

Maximum term in months, Sept. 30, 2006	36	15
Maximum term in months, Dec. 31, 2005	24	12

The corporation’s physical electrical transmission contracts trading position was 1.6 million megawatt hours (MWh) at Sept. 30, 2006 compared to 7.9 million MWh at Dec. 31, 2005.

4.

PRIOR PERIOD REGULATORY DECISION

At Dec. 31, 2000, TransAlta made a provision of USD$28.8 million to account for potential refund liabilities relating to energy sales in California.  On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund USD$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and USD$13.0 million for electricity sales made to the California Power Exchange (CALPX).  In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations.  On March 17, 2004, the CAISO released its preliminary adjusted prices.  Based on these prices, the estimated refund liability now owed by TransAlta is USD$46.0 million, being USD$27.6 million to the CAISO, USD$17.9 million to the CALPX and USD$0.5 million to the Automated Power Exchange.  Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of USD$17.2 million (CAD$22.9 million).  The after-tax impact was CAD$14.9 million.  The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004.

FERC has provided TransAlta with an opportunity to petition for relief from refund obligations.  To be successful in such a petition for relief, TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period.  On Aug. 8, 2005, FERC issued an order detailing the methodology for a petition for

6   TRANSALTA CORPORATION / Q3 2006

relief from refund obligations.  TransAlta prepared a petition for relief from the refund obligation and filed it with FERC.  The CAISO and CALPX reviewed and commented on our petition and TransAlta replied to the CAISO and CALPX comments on Oct. 17, 2005.  On Jan. 26, 2006, FERC conditionally accepted TransAlta’s petition for relief, subject to modifications. The revised compliance filing was due and filed on Feb. 10, 2006. While the outcome of this filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effects of such decisions are known, without adjustment to the financial statements of prior periods.

5.

LONG-TERM DEBT AND NET INTEREST EXPENSE

A. Amounts outstanding
As at	Sept. 30, 2006		Dec. 31, 2005
	Outstanding	Interest [1]	Outstanding	Interest [1]
Debentures, due 2006 to 2033	$1,256.3	6.2%	$1,496.1	6.2%
Senior Notes, US$600.0 million	669.4	6.3%	694.0	6.3%
Non-recourse debt	323.6	7.7%	363.8	7.7%
Notes payable - Windsor plant, due 2006 to 2014	48.0	7.4%	51.1	7.4%
Preferred securities, due in 2048	175.0	7.8%	175.0	7.8%
	2,472.3		2,780.0
Less current portion	147.8		396.4
	$2,324.5		$2,383.6

1 Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

TransAlta has included the corporation’s preferred securities as a liability on the consolidated balance sheets.  Preferred securities distributions are included in interest expense as shown below:

	3 months ended Sept. 30		9 months ended Sept. 30
	2006	2005	2006	2005
Interest on recourse and non-recourse debt	$45.2	$48.3	$120.2	$141.2
Interest on preferred securities	3.4	3.4	10.2	13.1
Interest income	(1.0)	(2.7)	(4.3)	(2.7)
Capitalized interest	-	-	-	(3.4)
Net interest expense	$47.6	$49.0	$126.1	$148.2

6.

DEFERRED CREDITS AND OTHER LONG-TERM LIABILITIES

	Sept. 30, 2006	Dec. 31, 2005
Asset retirement obligation	$299.9	$249.2
Deferrred revenues and other	22.2	21.8
Power purchase arrangement in limited partnership	27.6	29.2
Accrued benefit liability	54.5	49.3
Cross-currency interest rate swaps and foreign currency forward contracts	20.1	14.8
Fair value of swap transaction with limited partnership	-	1.6
	$424.3	$365.9
Less: current portion	(31.7)	(33.8)
	$392.6	$332.1

TRANSALTA CORPORATION / Q3 2006   7

Reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2005	$249.2
Liabilities incurred in period	6.0
Liabilities settled in period	(19.0)
Accretion expense	16.5
Revisions in estimated cash flows	51.3
Change in foreign exchange rates	(4.1)
Revisions in estimated cash flows	0.0
Balance, Sept. 30, 2006	$299.9

Asset retirement obligations are included in deferred credits and other long-term liabilities on the consolidated balance sheets.

The Company has a right to recover a portion of future asset retirement costs.  The estimated present value of these payments have been recorded as a long-term receivable.

7.

EMPLOYEE FUTURE BENEFITS

The corporation has registered pension plans in Canada, Mexico and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees whose annual earnings exceed the Canadian income tax limit. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented.  Costs recognized in the period are presented below:

3 months ended Sept. 30, 2006	Registered	Supplemental	Other	Total
Current service cost	$1.2	$0.3	0.4	$1.9
Interest cost	4.8	0.6	0.1	5.5
Expected return on plan assets	(6.3)	-	-	(6.3)
Experience loss	0.6	0.2	0.1	0.9
Past service costs	-	(0.1)	0.1	-
Amortization of net transition (asset) obligation	(2.3)	-	-	(2.3)
Defined benefit (income) expense	(2.0)	1.0	0.7	(0.3)
Defined contribution option expense of registered pension plan	4.1	-	-	4.1
Net expense	$2.1	$1.0	$0.7	$3.8

3 months ended Sept. 30, 2005	Registered	Supplemental	Other	Total
Current service cost	$1.1	$0.3	$0.3	$1.7
Interest cost	5.1	0.5	0.3	5.9
Expected return on plan assets	(6.0)	-	-	(6.0)
Experience loss	0.6	0.1	0.1	0.8
Amortization of net transition (asset) obligation	(2.3)	0.1	0.1	(2.1)
Defined benefit (income) expense	(1.5)	1.0	0.8	0.3
Defined contribution option expense of registered pension plan	2.7	-	-	2.7
Net expense	$1.2	$1.0	$0.8	$3.0

9 months ended Sept. 30, 2006	Registered	Supplemental	Other	Total
Current service cost	$3.5	$0.9	$1.1	$5.5
Interest cost	14.8	1.6	0.8	17.2
Expected return on plan assets	(19.0)	-	-	(19.0)
Experience loss	2.1	0.7	0.3	3.1
Past service costs	0.1	(0.2)	0.2	0.1
Amortization of net transition (asset) obligation	(6.9)	0.2	-	(6.7)
Defined benefit (income) expense	(5.4)	3.2	2.4	0.2
Defined contribution option expense of registered pension plan	13.8	-	-	13.8
Net expense	$8.4	$3.2	$2.4	$14.0

8   TRANSALTA CORPORATION / Q3 2006

9 months ended Sept. 30, 2005	Registered	Supplemental	Other	Total
Current service cost	$3.3	$0.9	$0.9	$5.1
Interest cost	15.3	1.5	0.9	17.7
Expected return on plan assets	(18.0)	-	-	(18.0)
Experience loss	1.8	0.3	0.3	2.4
Amortization of net transition (asset) obligation	(6.9)	0.3	0.3	(6.3)
Defined benefit (income) expense	(4.5)	3.0	2.4	0.9
Defined contribution option expense of registered pension plan	9.1	-	-	9.1
Net expense	$4.6	$3.0	$2.4	$10.0

8.

COMMON SHARES ISSUED AND OUTSTANDING

A.

Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value.  At Sept. 30, 2006, the corporation had 201.4 million (Dec. 31, 2005 – 198.7 million) common shares issued and outstanding.   During the three and nine months ended Sept. 30, 2006, 0.9 million (2005 – 1.3 million) and 2.8 million (2005 – 3.6 million) shares, respectively, were issued for net proceeds of $18.4 million (2005 – $22.5 million) and $61.5 million (2005 - $61.9 million), respectively.  Included in the shares issued and net proceeds received are shares issued under the dividend reinvestment and share purchase plan.  During the three and nine months ended Sept. 30, 2006, 0.8 million (2005 – 0.9 million) and 2.3 million (2005 – 2.8 million) shares, respectively, were issued under this plan for gross proceeds of $16.5 million (2005 - $17.4 million) and $51.0 million (2005 - $51.0 million), respectively.

B.

Stock options

At Sept. 30, 2006, the corporation had 2.5 million outstanding employee stock options (Dec. 31, 2005 – 2.9 million).

9.

CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage.  Although there can be no assurance that any particular claim will be resolved in the corporation’s favour, the corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the corporation, taken as a whole.

10.

GUARANTEES

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives.  To the extent liabilities related to these guaranteed contracts exist for trading activities, they are included in the consolidated balance sheet.  To the extent liabilities exist related to these guaranteed contracts for hedges, they are not recognized on the consolidated balance sheet.  The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at Sept. 30, 2006 was a maximum of $1.9 billion.  In addition, the corporation has a number of unlimited guarantees.  The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at Sept. 30, 2006, under the limited and unlimited guarantees, was $297.9 million as compared to $559.7 million at Dec. 31, 2005.

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts.  The amount guaranteed under these contracts at Sept. 30, 2006 was a maximum of $771.2 million, as compared to $645.3 million at Dec. 31, 2005.  In addition, the corporation has a number of unlimited guarantees.  To the extent actual obligations exist under the performance guarantees at Sept. 30, 2006, they are included in accounts payable and accrued liabilities.

The corporation has approximately $1.1 billion of undrawn collateral available to secure these exposures.

TRANSALTA CORPORATION / Q3 2006   9

11.

SEGMENTED DISCLOSURES

I. Each business segment assumes responsibility for its operating results measured to operating income.

3 months ended Sept. 30, 2006	Generation	Energy Trading	Corporate	Total
Revenues	$635.6	$48.4	$-	$684.0
Trading purchases	-	(28.0)	-	(28.0)
Fuel and purchased power	(302.1)	-	-	(302.1)
Gross margin	333.5	20.4	-	353.9
Operations, maintenance and administration	119.4	8.8	19.0	147.2
Depreciation and amortization	100.0	0.3	3.3	103.6
Taxes, other than income taxes	4.9	-	-	4.9
Intersegment cost allocation	7.1	(7.1)	-	-
Operating expenses	231.4	2.0	22.3	255.7
Operating income (loss)	$102.1	$18.4	$(22.3)	98.2
Foreign exchange gain				3.0
Net interest expense (Note 5)				(47.6)
Equity loss				(1.4)
Earnings from operations before income taxes and non-controlling interests				$52.2

3 months ended Sept. 30, 2005 (Restated, Note 1)	Generation	Energy Trading	Corporate	Total
Revenues	$668.2	$54.7	$ -	$722.9
Trading purchases	-	(45.3)	-	(45.3)
Fuel and purchased power	(308.2)	-	-	(308.2)
Gross margin	360.0	9.4	-	369.4
Operations, maintenance and administration	132.2	9.5	20.1	161.8
Depreciation and amortization	83.0	0.5	2.6	86.1
Taxes, other than income taxes	5.1	-	-	5.1
Intersegment cost allocation	6.5	(6.5)	-	-
Operating expenses	226.8	3.5	22.7	253.0
Operating income (loss)	$133.2	$5.9	$(22.7)	116.4
Foreign exchange gain				1.5
Net interest expense (Note 5)				(49.0)
Equity loss				(2.1)
Earnings from operations before income taxes and non-controlling interests				$66.8

9 months ended Sept. 30, 2006	Generation	Energy Trading	Corporate	Total
Revenues	$1,870.2	$146.5	$-	$2,016.7
Trading purchases	-	(91.1)	-	(91.1)
Fuel and purchased power	(838.6)	-	-	(838.6)
Gross margin	1,031.6	55.4	-	1,087.0
Operations, maintenance and administration	352.6	25.2	57.9	435.7
Depreciation and amortization	296.9	1.0	9.5	307.4
Taxes, other than income taxes	16.0	-	-	16.0
Intersegment cost allocation	21.0	(21.0)	-	-
Operating expenses	686.5	5.2	67.4	759.1
Operating income (loss)	$345.1	$50.2	$(67.4)	$327.9
Foreign exchange gain				1.2
Net interest expense (Note 5)				(126.1)
Equity loss				(0.4)
Earnings from continuing operations before income taxes and non-controlling interests				$202.6

10   TRANSALTA CORPORATION / Q3 2006

9 months ended Sept. 30, 2005 (Restated, Note 1)	Generation	Energy Trading	Corporate	Total
Revenues	$1,846.0	$182.4	$-	$2,028.4
Trading purchases	-	(135.2)	-	(135.2)
Fuel and purchased power	(826.5)	-	-	(826.5)
Gross margin	1,019.5	47.2	-	1,066.7
Operations, maintenance and administration	360.3	27.7	56.0	444.0
Depreciation and amortization	258.0	1.3	8.8	268.1
Taxes, other than income taxes	16.5	-	-	16.5
Intersegment cost allocation	19.5	(19.5)	-	-
Operating expenses	654.3	9.5	64.8	728.6
Operating income (loss)	$365.2	$37.7	$(64.8)	338.1
Foreign exchange gain				1.9
Net interest expense (Note 5)				(148.2)
Equity income				0.1
Earnings from continuing operations before income taxes and non-controlling interests				$191.9

Ii. Selected balance sheet information

		Energy	Corporate
Sept. 30, 2006	Generation	Trading		Total
Goodwill	$105.2	$29.5	$-	$134.7
Total segment assets	$6,246.6	$254.8	$986.6	$7,488.0
Dec. 31, 2005 (Restated, Note 1)
Goodwill	$108.1	$29.5	$-	$137.6
Total segment assets	$6,460.6	$293.2	$939.3	$7,693.1

Iii. Selected cash flow information

		Energy
3 months ended Sept. 30, 2006	Generation	Trading	Corporate	Total
Capital expenditures	$6 3 . 4	$-	$2.8	$66.2
3 months ended Sept. 30, 2005
Capital expenditures	$77.0	$-	$-	$77.0

		Energy
9 months ended Sept. 30, 2006	Generation	Trading	Corporate	Total
Capital expenditures	$150.5	$1.6	$12.0	$164.1
Acquisitions	$1.2	$-	$-	$1.2
9 months ended Sept. 30, 2005
Capital expenditures	$218.5	$-	$3.8	$222.3

TRANSALTA CORPORATION / Q3 2006   11

	3 months ended Sept. 30		9 months ended Sept. 30
	2006	2005	2006	2005
Depreciation and amortization expense for reportable segments	$103.6	$86.1	$307.4	$268.1
Mining equipment depreciation, included in fuel and purchased power	14.2	12.6	43.0	38.0
Accretion expense, included in depreciation and amortization expense	(5.5)	(4.9)	(16.5)	(15.2)
Other	(0.8)	(1.5)	(5.0)	(0.1)
Depreciation and amortization expense per statements of cash flows	$111.5	$92.3	$328.9	$290.8

12.

RELATED PARTY TRANSACTIONS

On March 8, 2006, TransAlta Cogeneration LP (TA Cogen) entered into an agreement with TEC whereby TEC provided a financial fixed-for-floating price swap to TA Cogen at market prices during planned maintenance at Sheerness plant in the second quarter of 2006.  The swap was settled in the second quarter of 2006 and did not have a material effect on the financial statements.

13.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

14.

SUBSEQUENT EVENTS

On Oct. 20, 2006, the company announced that effective Jan. 1, 2007, the company will amend the Dividend Reinvestment and Share Purchase Plan (DRASP). Under the amendment, shares will be issued from treasury at 100 per cent of the weighted average price of common shares traded on the Toronto Stock Exchange during the last five trading days preceding the relevant dividend payments dates or at the discretion of the Board of Directors at a discount of up to five per cent.  For shares purchased under the DRASP in the open market, the plan was amended so that the shares may be purchased at 100 per cent of the average purchase price of common shares acquired on the investment dates. Shares issuable under the DRASP have not been registered under any U.S. Federal or State Securities laws and U.S. persons or residents are not eligible to participate in the DRASP.

15.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to U.S. GAAP.  Significant differences between Canadian and U.S. GAAP are as follows:

A.

EARNINGS AND EARNINGS PER SHARE (EPS)

		3 months ended Sept. 30		9 months ended Sept. 30
	Reconciling		2005		2005
	items	2006	(Restated, Note 1)	2006	(Restated, Note 1)
Net Earnings - Canadian GAAP		$35.3	$51.2	$190.9	$126.4
Effect of timing difference, net of tax		-	$-	1.0	-
Derivatives and hedging activities, net of tax	I	(0.3)	0.3	-	(1.5)
Start-up costs, net of tax	II	-	-	(0.1)	(0.1)
Amortization of pension transition adjustment, net of tax	V	(1.0)	(1.0)	(3.0)	(3.0)
Net earnings - U.S. GAAP		$34.0	$50.5	$188.8	$121.8
Foreign currency cumulative translation adjustment	I,VII	7.1	15.3	(14.0)	8.0
Net gain (loss) on derivative instruments	I,VII	55.4	(186.1)	143.9	(274.7)
Comprehensive (loss) income - U.S. GAAP		$96.5	$(120.3)	$318.7	$(144.9)
Basic and diluted EPS - U.S. GAAP
Net earnings		$0.17	$0.26	$0.94	$0.62

12   TRANSALTA CORPORATION / Q3 2006

B.

BALANCE SHEET INFORMATION

					Dec. 31,
					2005
					(Restated,
			Sept. 30, 2006		Note 1)
	Reconciling items	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Assets
Price risk management assets, current	I	64.8	135.0	63.8	77.7
Income taxes receivable	I	49.6	50.8	48.8	50.2
Property, plant and equipment, net	II	5,390.6	5,387.4	5,551.6	5,548.5
Price risk management assets, long-term	I	12.3	188.2	13.8	162.6
Other assets (including current portion)	I, II	178.8	24.6	210.9	46.2
Liabilities
Accounts payable and accrued liabilities	V	460.5	461.7	590.3	587.5
Income taxes payable	III	17.0	11.6	13.8	8.4
Price risk management liabilities, current	I	60.6	133.9	58.3	229.7
Long-term debt	I	2,149.5	2,156.8	2,208.6	2,237.0
Price risk management liabilities, long-term	I	4.3	241.1	8.6	259.3
Future or deferred income tax liabilities (including current portion)	I, II, III	719.7	661.4	757.0	608.4
Non-controlling interest	I	541.3	540.6	558.6	557.9
Equity
Contributed surplus	IV	-	133.0	-	133.0
Retained earnings	I, II, III	906.6	751.7	866.1	710.7
Cumulative translation adjustment	I	(69.0)	-	(67.0)	-
Accumulated other comprehensive loss	I, III, VII	-	(211.4)	-	(341.3)

C.

RECONCILING ITEMS

I.

Derivatives and hedging activities

Under U.S. GAAP, trading and non-trading activities and foreign exchange and interest rate risk management activities are accounted for in accordance with Financial Accounting Standards Board (FASB) Statement 133 - Accounting for Derivative Instruments and Hedging Activities, which requires that derivative instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities, and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met.  If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings.  If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income, and the gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction.  Any ineffectiveness relating to these hedges is recognized currently in earnings.  The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected as price risk management assets and liabilities, other asset and deferred credits and other liabilities in the consolidated balance sheets.  Many of the corporation’s electricity sales and fuel supply agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under Statement 133 and are therefore exempt from fair value accounting treatment.  This exemption is available for the electricity industry as electricity cannot be stored and generators may be required to maintain sufficient capacity to meet customer demands.  This exemption is also available for some physically settled commodity contracts if certain criteria are met.  Non-derivatives used in trading activities are accounted for using the accrual method under U.S. GAAP.

(i)

Fair value hedging strategy

The corporation enters into foreign exchange forward contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure.  The swaps modify exposure to interest rate risk by converting a portion of the corporation’s fixed-rate debt to a floating rate.

There was no ineffectiveness related to these hedges in the periods presented.

TRANSALTA CORPORATION / Q3 2006   13

(ii)

Cash flow hedging strategy

At Sept. 30, 2006, the corporation’s cash flow hedges of the forecasted sale of power and the forecasted purchase of natural gas for the corporation’s plants resulted in the recognition of an after tax unrealized gain in Other Comprehensive Income (OCI) of $142.4 million. These hedges have been accounted for on an accrual basis under Canadian GAAP but have been recorded on the balance sheet at fair value for U.S. GAAP.

For the three and nine months ended Sept. 30, 2006, the corporation’s cash flow hedges resulted in an after-tax loss of $nil and $nil (2005 – $0.3 million and $1.5 million) related to the ineffective portion of its hedging instruments, and an after-tax gain of $nil and $nil for three and nine months ended Sept. 30, 2006 (2005 – $nil and $nil) related to the portion not designated as a hedge.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million.  The loss is being reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

Over the next 12 months, the corporation estimates that $27.3 million of after-tax losses that arose from cash flow hedges will be reclassified from AOCI to net earnings.  These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors.  Therefore, management is unable to predict what the actual reclassification from AOCI to earnings (positive or negative) will be for the next 12 months.

(iii)   Net investment hedges

The company uses cross-currency interest rate swaps, foreign currency forward contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico.  Realized and unrealized gains and losses from these hedges are included in OCI, with the related amounts due to or from counterparties included in other assets and deferred credits and other liabilities and long-term debt.

In the three and nine months ended Sept. 30, 2006, the corporation recognized an after-tax gain of $55.4 million and $143.9 million, respectively, (2005 – after tax loss of $186.1 million and $274.7 million) on its net investment hedges, included in OCI.

In the three and nine months ended Sept. 30, 2006, the corporation recognized after-tax losses of $nil million (2005 – $nil) and $0.3 million (2005 - $nil), respectively, related to ineffectiveness of net investment hedges.

(iv)   Trading activities

The corporation markets energy derivatives to optimize returns from assets, to earn trading revenues and to gain market information.  Derivatives, as defined under Statement 133, are recorded on the consolidated balance sheets at fair value under both Canadian and U.S. GAAP.  Non-derivative contracts entered into subsequent to the rescission of EITF 98-10 are accounted for using the accrual method.

(v)   Other hedging activities

In the three and nine months ended Sept. 30, 2006, the corporation recognized pre-tax losses of $nil and $nil (2005 - $nil and $nil), respectively, related to hedging activities that do not qualify for hedge accounting under Statement 133.

II.  Start-up costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP.  This results in decreased depreciation and amortization expense under U.S. GAAP.

III.  Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

14   TRANSALTA CORPORATION / Q3 2006

Deferred income taxes under U.S. GAAP would be as follows:

	Sept. 30	Dec. 31
		2005
	2 0 0 6	(Restated, Note 1)
Future income tax liabilities (net) under Canadian GAAP	$(510.6)	$(560.3)
Derivatives	6 7 . 7	160.0
Start-up costs	(2.3)	(2.3)
Pensions	(7.1)	(9.1)
	$(452.3)	$(411.7)
Comprised of the following:	Sept. 30	Dec. 31
		2005
	2 0 0 6	(Restated, Note 1)
Current deferred income tax assets	$3 6 . 3	$26.6
Long-term deferred income tax assets	172.8	170.1
Current deferred income tax liabilities	-	(15.5)
Long-term deferred income tax liabilities	(661.4)	(592.9)
	$(452.3)	$(411.7)

IV.   Contributed surplus

In 1998, the corporation transferred generation assets to its subsidiary TA Cogen. TA Power, an unrelated entity, concurrently subscribed to a minority interest in TA Cogen. The fair value paid by TA Cogen for the assets exceeded their historical carrying values. For Canadian GAAP, the corporation recognized a portion of this difference, to the extent it was funded by TA Power’s investment in TA Cogen, as a gain. As TA Power held an option to resell their interest in TA Cogen to the corporation in 2018, TA Power’s option to resell these units was eliminated and the unamortized balance of the gain was recognized in income.

Under U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 51, the option initially held by TA Power to potentially resell TA Cogen units to the corporation in 2018 causes the excess of the consideration paid by TA Power over the corporation’s historical carrying value in these assets to be characterized as contributed surplus in 1998. This amount of contributed surplus is reduced by the related tax effect. As a result, under U.S. GAAP, there is no amortization of the gain into income in the period from 1998 to 2002 and no recognition of the unamortized balance of the gain in 2003.

V.  Employee future benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989.   It was not feasible to apply this standard using this effective date.  The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the Securities and Exchange Commission (SEC) and is amortized over 10 years.

As a result of the corporation’s plan asset return experience for its U.S. registered pension plan, at Dec. 31, 2005, the corporation was required under U.S. GAAP to recognize an additional minimum liability.  The liability was recorded as a reduction in common equity through a charge to OCI, and did not affect net income for 2005.  The charge to OCI, will be restored through common equity in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

VI.  Joint ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity.  Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method.  However, in accordance with practices prescribed by the SEC, the corporation, as a foreign private issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

TRANSALTA CORPORATION / Q3 2006   15

VII.  Other comprehensive (loss) income

The changes in the components of OCI were as follows:

	3 months ended Sept. 30		9 months ended Sept. 30
	2006	2005	2006	2005
Net gain on derivative instruments:
Unrealized loss, net of taxes of $28.9 million	$55.4	$(187.0)	$143.9	$(277.4)
Reclassification adjustment for losses included in net income	-	0.9	-	2.7
Net gain (loss) on derivative instruments	55.4	(186.1)	143.9	(274.7)
Translation adjustments	7.1	15.3	(14.0)	8.0
Other comprehensive (loss) income	$62.5	$(170.8)	$129.9	$(266.7)
The components of AOCI were:
			Sept. 30	Dec. 31
			2006	2005
Net loss on derivative instruments			$(131.5)	$(275.4)
Translation adjustments			(66.7)	(52.7)
Registered pension alternate minimum liabilities			(13.2)	$(13.2)
Accumulated other comprehensive loss			$(211.4)	$(341.3)

VIII.  Asset retirement obligations

FASB Statement 143 - Asset Retirement Obligations, requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred.  A corresponding amount is capitalized as part of the asset’s carrying amount and depreciated over the asset’s useful life.  TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods.  Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied.  The change resulted in an after-tax increase in net earnings of $52.5 million ($82.7 million pre-tax).

IX.  Changes in accounting standards

On May 19, 2004, FASB issued FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) that provides guidance on the accounting for the effects of the Act for employers that sponsor post-retirement health care plans that provide drug benefits.  The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare.  TransAlta’s prescription drug benefit plan in the U.S. is not material to the corporation’s post-retirement benefit plan and therefore the impact of the FSP is not material to the consolidated financial statements.

16   TRANSALTA CORPORATION / Q3 2006

		Sept. 30		Dec. 31
(Annualized)		2006		2005
				(Restated,
				Note 1)
Closing market price		$23.72		$25.41
Price range (last 12 months)	High	$26. 91		$26.66
	Low	$20.22		$17.67
Debt/invested capital (including non recourse debt)		41.3%		43.9%
Debt/invested capital (excluding non recourse debt)		37.7%		40.2%
Return on common shareholders' equity		9.9%		7.5%
Return on inv ested capital		7.5%		7.5%
Book value per share		$12. 90		$12.57
Cash dividends per share		$1.00		$1.00
Price/earnings ratio (times)		18.9	x	26.7	x
Dividend payout ratio		79.6%		105.4%
Dividend coverage (times)		3.1	x	3.1	x
Dividend Yield		4.2%		3.9%
Cash Flow to Debt		27.6%		23.5%

TRANSALTA CORPORATION / Q3 2006   17

RATIO FORMULAS

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations / average of opening and closing common equity

Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital

Book value per share = common shareholders’ equity / common shares outstanding

Price/earnings ratio = current year’s close / basic earnings per share from continuing operations

Cash flow to total debt = cash flow from operations before changes in working capital / two-year average of total debt

Dividend payout = dividends / net earnings excluding gain on discontinued operations

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts of generation equipment.

Derate - To lower the rated electrical capability of a power generating facility or unit.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Heat rate - A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy.

Megawatt - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of fuel).

18   TRANSALTA CORPORATION / Q3 2006

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Sneh Seetal

Senior Media Relations Advisor

Phone

403.267.7330

Pager

403.213.7041

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Director, Investor Relations

TRANSALTA CORPORATION / Q3 2006   19

Mardell Van Nieuvenhuyse, CFA

Senior Analyst, Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

20   TRANSALTA CORPORATION / Q3 2006